November 21, 2016

Lyn Shenk

Branch Chief

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:      Ruby Tuesday, Inc.

Form 10-K for the Fiscal Year Ended May 31, 2016

Filed August 15, 2016

File No. 001-12454

Dear Mr. Shenk:

Ruby Tuesday, Inc. (the “Company,” “we” and/or “our”) received the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated November 9, 2016 with respect to the above-referenced filing. Our response to the Staff’s comment is set forth below. For ease of reference, our response sets forth below the full text of the correlative Staff comment.

Form 10-K for the Fiscal Year Ended May 31, 2016

Exhibit 32.2

1.     Please amend your filing to provide a revised certification that refers to your current CFO in the text of the certification. The current certification is signed by Sue Briley, however, the text refers to Jill M. Golder.

Response: The Company acknowledges the Staff’s comment and will revise our Exhibit 32.2 to Form 10-K for the Fiscal Year Ended May 31, 2016 to refer to Sue Briley in the text of the certification. We will file the amended Exhibit 32.2 as an exhibit to a Form 10-K/A for the fiscal year ended May 31, 2016.

We acknowledge that we are responsible for the accuracy and the adequacy of the disclosure in the filing.

We acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.

Please do not hesitate to contact me at (865) 379-5700 with any questions or comments.

Sincerely,

/s/ Sue Briley

Sue Briley

Chief Financial Officer

cc:     Rhonda Parish, Chief Legal Officer and Secretary